March 25, 2015
BY EDGAR SUBMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:    Ms. Melissa Raminpour, Branch Chief

Re:     Cimpress N.V.
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed August 15, 2014
File No. 000-51539
Ladies and Gentlemen:
Cimpress N.V. (“Cimpress” or the “Company”), submits this letter in response to the comment regarding the above referenced filing contained in a letter dated March 13, 2015 from Melissa Raminpour, Branch Chief of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), to Ernst J. Teunissen, Executive Vice President and Chief Financial Officer of Cimpress. The Company's response to the comment contained in the Staff's letter is set forth below. For your reference, the Staff's comment is reproduced in italics with the Company's response set forth below in standard type.

Form 10-K for the Fiscal Year Ended June 30, 2014

Financial Statements

Notes to Consolidated Financial Statements

16. Noncontrolling Interest, page 81

1.
We note that you have included the 49% noncontrolling interest of Plaza Create Co. as temporary equity in your consolidated balance sheet due to certain default provisions contained in the agreement. In this regard, please revise to disclose, in more detail, the nature of such default provisions and clearly explain why such provisions require the temporary equity classification in the balance sheet according to ASR 268 and ASC 480-10-S99-3A.

Response:

The Company respectfully acknowledges the Staff's comment and in future filings will expand its disclosures to more clearly explain the nature of the contractual provisions that warrant temporary equity classification in the balance sheet according to ASR 268 and ASC 480-10-S99-3A related to the 49% noncontrolling interest in Plaza Create Co. by adding the sample language underlined below:

We own a 51% controlling interest in a joint business arrangement with Plaza Create Co. Ltd., a leading Japanese retailer of photo products, to expand our market presence in Japan. During the twelve months ended June 30, 2014, we contributed $4,891 in cash and $1,100 in assets, and Plaza Create made an initial capital contribution of $4,818 in cash and assets valued at $955. We have a call option to acquire the remaining 49% of the business if Plaza Create materially breaches any of its contracts with us. If we materially breach any of our contracts with Plaza Create, Plaza Create has an option to put their shares to us. As the exercise of this put option is not solely within our control, the noncontrolling equity interest in the business is presented as temporary equity in our consolidated balance sheet. As of June 30, 2014, it is not probable that the noncontrolling interest will be redeemable.

In connection with this response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at 781.652.6887 or Lawrence Gold, Senior Vice President and General Counsel of Cimpress, at 781.652.6541.
Very truly yours,
Sean E. Quinn
Vice President, Corporate Controller and Chief Accounting Officer
cc:    Ernst J. Teunissen
Lawrence A. Gold, Esq.